

WEIL, GOTSHAL & MANGES

81968-0005

7 April 2003

By Hand

Securities and Exchange Commission
Office of International Corporate Finance 3-2
450 Fifth Street N.W.
Washington D.C. 20549-0302
United States of America



RECD S.E.C.
APR - 7 2003
1086

SUPPL

Re: Yell Group plc - - 12g3-2(b) File No. 82-34674

Ladies and Gentlemen:

On behalf of Yell Group plc (the "Company"), we are enclosing certain information to you pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"), as amended. The first page of each separate item of information indicates in the upper right-hand corner the Company's file number.

This information is being furnished with the understanding that such information and documents will not be deemed to be "filed" with the Securities and Exchange Commission or otherwise be subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of the information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours sincerely

Martin Sandgren

PROCESSED
APR 24 2003
THOMSON FINANCIAL

Enc

LO1:\402709\01\8MQD01!.DOC\81968.0005

ONE SOUTH PLACE, LONDON EC2M 2WG
TEL: +44 (0) 20 7903 1000 FAX: +44 (0) 20 7903 0990
BRUSSELS · BUDAPEST · DALLAS · FRANKFURT · HOUSTON · MIAMI · NEW YORK

File No. 82-34674



RECD S.E.C.
APR - 7 2003
1086



YELL

February 13, 2003

news release news release news release news release news release

YELL FINANCIAL RESULTS FOR THE NINE MONTHS ENDED DECEMBER 31, 2002

Another quarter of strong growth in revenue, profitability and cash conversion

HIGHLIGHTS

Strong sales maintained

- Group turnover up 31.6% to £787.1 million
  - 9.8% excluding Yellow Book West (McLeod, acquired April 16, 2002) and at prior year US exchange rates
- UK: Yellow Pages up 7.0%. 11.4% underlying increase before the 4.4% decrease in advertising rates as a result of the regulatory price cap
- US: Yellow Book East up 17.6% in constant US dollar terms
- US: Yellow Book West integration progressing rapidly. Sales synergies expected in the next financial year

Continuing improved profitability

- Group adjusted EBITDA up 35.0% to £234.7 million
  - 23.6% excluding Yellow Book West and at constant US exchange rates
- Yellow Book East adjusted EBITDA margin up from 13.5% to 22.2%

Strong operating cashflow

- Operating cashflow, excluding exceptional items, after capex up 67.8% to £222.9 million
- 95.0% adjusted EBITDA converted to cash, up from 76.4%

Yell.com break even, a year ahead of expectations

- Turnover up 39.6% to £14.8 million and EBITDA of £0.2 million up from a loss of £8.2 million

US expansion into key territory

- $69.0m (£42.9m) acquisition of leading western US directory publisher National Directory Company, enhancing our national coverage and expanding our footprint

John Condron, chief executive of Yell, said:

"Yell continues to deliver results ahead of expectations. Our strategy to win, keep and grow customers, coupled with the strength of our customer offering, underpins our growth in revenues, profitability and cash flows. We have forward visibility and are confident of meeting expectations for the full year.

"We have added considerably to the scale and momentum of Yell's business through our acquisitions in the US and our programme of new directory launches in the preceding years. We are building on our platform and as the new directories mature their margins grow. This helps fuel our profitability and we expect it will continue to do so.

"In the UK, Yellow Pages continues to perform strongly. Customer retention rates remain high and stable; new customer gains are on track to exceed 100,000 for the third year running; and average customer spend and yield continue to grow with the progressive take-up of colour advertising and the impact of our customer programmes.

"Yell.com, our online classified directory service, continues to grow and we have achieved breakeven a year ahead of expectations.

"In the US, revenue growth during the quarter was driven by strong same-market growth while the year-to-date has also benefited from the launch of new directories. The profitability of Yellow Book East almost doubled as we progressively realise the value of past investment in our existing directory portfolio.

"We have improved cash recovery and conversion in both the UK and US and the cash generative qualities of our businesses can clearly be seen in these results.

"We have already combined the US managements and are rapidly integrating processes and systems. We are seeing the benefits with improved morale and retention of our salespeople and we expect these to feed through increasingly into revenue in the coming financial year. We will report US performance as a single unit next financial year.

"Following the acquisition of National Directory Company, our US presence now extends across 40 states and Washington DC, giving us a wider platform for further geographic expansion.

"In the longer term, as a business, we will continue to drive revenue growth in the UK and US. In addition, we will grow in the US through book launches and acquisitions."

John Davis, chief financial officer of Yell, said:

"Group revenues, at £787.1 million, grew strongly by 31.6% demonstrating the scale increase from the acquisition of Yellow Book West and continued strong organic revenue growth. Excluding the acquisition and the significant exchange rate impact, revenue growth was 9.8%.

"The UK business continues to perform strongly with Yellow Pages revenues up 7.0% representing an 11.4% growth before the reduction of 4.4% reflecting the impact of the RPI-6 price cap.

"In the US, Yellow Book East revenue grew 17.6% in constant US dollars, with same-market growth up 6.8% excluding the Manhattan directory. The other significant impact was new launches.

"Group Adjusted EBITDA, at £234.7 million, grew by 35.0%. Excluding the Yellow Book West acquisition and the exchange rate impact, EBITDA growth was 23.6%.

"The UK business grew EBITDA 11.6%, benefiting from strong revenue growth and Yell.com's breakeven with positive EBITDA a year early. In the last quarter we are running a significant marketing programme which will further reinforce our position.

"In the US, Yellow Book East almost doubled EBITDA to £45.4 million and margins from 13.5% to 22.2%, helped by non-recurrence of prior year costs, but also reflecting improving profitability of past investments without a corresponding increase in costs.

"We converted 95.0% of Adjusted EBITDA into cash, growing operating cashflow 67.8% after capex to £222.9 million. This more than covered the cash costs of interest amounting to £105.6 million and principal repayments of £26.4 million. In addition, we funded the purchase of National Directory Company out of our cash flow."

CONTACT

Yell

Media

Richard Duggleby
Tel +44 (0)118 950 6206
Mobile +44 (0)7860 733488
richard.duggleby@yellgroup.com

Jon Salmon
Tel +44 (0)118 950 6656
Mobile +44 (0)7801 977340
jon.salmon@yellgroup.com

Investors

Jill Sherratt
Tel +44 (0)118 9506 984
Mobile +44 (0)7764 879 808
jill.sherratt@yellgroup.com

Citigate Dewe Rogerson

Anthony Carlisle
Tel +44 (0) 20 7638 9571
Mobile +44 (0) 7973 611888

This news release contains forward-looking statements. These statements appear in a number of places in this report and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, revenue and cost synergies, financial condition, liquidity, prospects, growth, strategies, new products (such as colour advertising), the level of new directory launches and the markets in which we operate. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. You should read the section entitled "Risk Factors" in our annual report on Form 20-F filed with the SEC on July 19, 2002 for a discussion of some of these factors. We undertake no obligation to publicly update or revise any forward-looking statements, except as may be required by law.

YELL FINANCE BV

Yell Finance BV today announces its financial results for the nine months to December 31, 2002 reported under Form 6K to the SEC. A full copy of the results, together with the related operating and financial review, which contains additional important information, can be accessed at:
www.yellgroup.com/goto/announcements.html

REVIEW OF RESULTS

The results for the nine months ended December 31 2002 include the acquisition on April 16 2002 of McLeodUSA Media Group ("McLeod"), which we currently refer to internally as Yellow Book West. The acquisition of National Directory Company was completed on December 31 2002.

Turnover

Total Group turnover for the nine months rose 31.6% to £787.1 million, up from £598.0 million for the same period last year. Excluding Yellow Book West, Group turnover grew 7.3% or 9.8% if Yellow Book East's results are included at a constant US dollar exchange rate.

UK operations

Turnover from UK printed directories, including both Yellow Pages and Business Pages, increased by 6.5% to £405.4 million from £380.6 million last year. Yell.com grew revenues by 39.6% to £14.8 million from £10.6 million.

Yellow Pages

Yellow Pages achieved another excellent performance in driving volume and yield, which together grew by 11.4%. After an average 4.4% decline in prices resulting from the regulatory price cap of RPI-6%, turnover grew 7.0% to £396.7 million from £370.6 million.

The growth in Yellow Pages directories turnover reflected:

- remaining on track to meet our target of 100,000 new advertisers this year for the third successive year, with 71,466 new customers in the nine months and a 3.3% increase in the number of unique advertisers from 321,320 to 332,103;
- a stable retention rate of 79%;
- continuing strong advertiser yield driven by a 19.4% take-up of colour advertising and such initiatives as "Move Up", which offers discounts for trading up for existing advertisers, and "Move In", which attracts new advertisers while also encouraging them to start higher on the advertisement ladder. As a result, turnover per unique advertiser rose to £1,221 from £1,184 after the impact of the 4.4% price reduction.

In addition, through redefining the geographic boundaries of some of our books to reflect changing demographic patterns better, we have introduced five new directories.

We will continue to drive volumes and yield in the United Kingdom by pursuing innovative product initiatives. In October we embarked on the national roll-out of new offers to advertisers renewing for the first time to encourage retention.

US operations

Turnover from US printed directories almost doubled to £350.3 million from £186.7 million, reflecting a strong performance by Yellow Book East and the impact of including Yellow Book West for the first time.

Yellow Book East

Yellow Book East grew turnover by 17.6% in constant US dollar terms, or 9.7% as reported in sterling to £204.9 million from £186.7 million. The 17.6% growth includes the following:

- 35% or £11.2 million ($16.0 million) from same-market growth of 6.8% excluding the Manhattan book which was directly affected by September 11. Same-market growth including this book was 5.7%. Three other books contiguous to Manhattan were affected by reduced cross-selling into Manhattan following September 11;

- 39% or £12.6 million ($18.0 million) from the strong performance of three new launches and two books in their first year following prototype publication last year ;

- 19% or £6.3 million ($9.0 million) from rescopes which could not be included in same-market growth as the original directories did not cover the same geographic scope;

- the planned movement of books primarily from the third quarter to the second so as to achieve smoother production phasing, as previously reported, had a £1.8 million ($2.5 million) positive net effect in the nine month period, but a negative £7.7 million ($11.0 million) effect in the third quarter; and

- first time publication of directories following their acquisition contributed an additional £1.0 million ($1.4 million).

The 14.0% increase in the number of unique advertisers from 102,332 to 116,629 reflects mainly same-market growth and new launches. Average turnover per unique advertiser grew 3.1% from $2,614 to $2,696.

Yellow Book West

Yellow Book West turnover of £145.4 million for the period from its acquisition on April 16, 2002, reflected same-market growth of 2.1%. Turnover during the nine months was still largely the result of sales made by the McLeod sales organisation prior to, or shortly after, the acquisition. The results do not therefore reflect the benefit of integration with the Yellow Book East sales organisation which we do not expect to come through before the first quarter of next financial year.

Adjusted EBITDA

Group Adjusted EBITDA increased by 35.0% to £234.7 million from £173.9 million (28.6% to £219.7 million, from £170.9 million, before the adjustments). Excluding Yellow Book West, Group Adjusted EBITDA rose 21.5% and taking out the impact of the exchange rates as well, Group Adjusted EBITDA rose 23.6%.

Group Adjusted EBITDA margins were slightly above last year's at 29.8% compared with 29.1%.

UK EBITDA rose 11.6% to £165.9 million reflecting the growth of our directories and the move of Yell.com into profit with EBITDA of £0.2 million compared with a loss of £8.2 million last year. The performance of Yell.com drove the rise in UK margins from 36.2% to 38.0%.

Yellow Book East improved its profitability with an 80.2% increase in EBITDA to £45.4 million from £25.2 million, or 94.8% in constant US dollar terms. We increased EBITDA margins from 13.5% to 22.2% as we increased the profitability of our directories by leveraging off our existing operations' cost base. The non-recurrence of costs arising from parallel pre-press running and prototype launches in the previous year also contributed to the improvement.

Yellow Book West reported EBITDA of £23.4 million with margins at 16.1%.

Cost synergies from the US integration are coming through and those relating to paper, printing and binding amounted to an estimated £4.7 million in the nine months.

Cashflow

95.0% of Group Adjusted EBITDA was converted into cash, and operating cashflow after capex rose 67.8% to £222.9 million, from £132.8 million. This strong cash inflow was driven by good cash management in both the UK and the US operations. We expect that the continuing rapid growth in US turnover will increase the investment in working capital in the fourth quarter.

Operating cash inflow more than covered cash interest payments amounting to £105.6 million and principal repayments of £26.4 million. These payments arose as a result of the capital structure put in place last year to enable the purchase of Yell from BT.

Capital Resources

Yell had cash amounting to £21.8 million and net debt of £2,368.7 million as at December 31, 2002.

SUMMARY RESULTS

	Nine months ended December 31		
	2001 £m	2002 £m	Change
Group turnover	598.0	787.1	31.6%
Group Adjusted EBITDA [1]	173.9	234.7	35.0%
Operating profit before exceptional administration charge and goodwill amortisation	158.6	217.8	37.3%
Operating cash flow, excluding exceptional items, after capex	132.8	222.9	67.8%
Cash conversion [2] %	76.4%	95.0%	

(1) Adjusted EBITDA comprises EBITDA adjusted to exclude the expenses of the withdrawn initial public offering of £15.0 million in the nine months ended December 31, 2002 (2001 - £nil) and the non-recurring expenses of a management incentive plan of £3.0 million in the nine months ended December 31, 2001. The plan was terminated as part of the Yell Purchase.

(2) Cash conversion represents cash flow from operations, excluding exceptional items, less capital expenditures as a percentage of Adjusted EBITDA.

TURNOVER

	Nine months ended December 31		
	2001 £m	2002 £m	Change
UK printed directories			
Yellow Pages	370.6	396.7	7.0%
Business Pages	10.0	8.7	(13.0)%
Total UK printed directories	380.6	405.4	6.5.%
US printed directories			
Yellow Book East at constant exchange rates (1)	186.7	219.6	17.6%
Exchange impact (1)		(14.7)	
Yellow Book East	186.7	204.9	9.7%
Yellow Book West	-	145.4	
Total US printed directories	186.7	350.3	87.6%
Other UK products and services	30.7	31.4	2.3%
Group turnover	598.0	787.1	31.6%

ADJUSTED EBITDA

	Nine months ended December 31		
	2001 £m	2002 £m	Change
Group operating profit and Adjusted EBITDA			
Group operating profit	106.2	129.1	21.6%
Goodwill amortisation	49.4	73.7	49.2%
Depreciation	15.3	16.9	10.5%
EBITDA	170.9	219.7	28.6%
Non-recurring charges	3.0	15.0	
Adjusted EBITDA	173.9	234.7	35.0%
Adjusted EBITDA by segment			
UK operations	148.7	165.9	11.6%
Yellow Book East at constant exchange rates (1)	25.2	49.1	94.8%
Exchange impact (1)	-	(3.7)	
Yellow Book East	25.2	45.4	80.2%
Yellow Book West	-	23.4	
Group Adjusted EBITDA	173.9	234.7	35.0%
Adjusted EBITDA margin (%)	29.1%	29.8%	

(1) Constant exchange rates state current year results at the same exchange rate as that used to translate the previous year's results for the corresponding period. Exchange rate impact is the difference between the results reported at constant exchange rates and the actual results reported using current year exchange rates.

KEY OPERATIONAL INFORMATION

	Nine months ended December 31	
	2001	**2002**
UK printed directories		
Unique advertisers (units) [1]	321,320	332,103
Number of directories published (units)	62	67
Unique advertiser retention rate (%) [2]	80	79
Turnover per unique advertiser (£)	1,184	1,221
US printed directories (Yellow Book East) [3]		
Unique advertisers (units) [1]	102,332	116,629
Number of directories published (units)	192	180
Unique advertiser retention rate (%) [2]	70	70
Turnover per unique advertiser ($)	2,614	2,696
US printed directories (Yellow Book West) [4]		
Unique advertisers (units) [1]	-	185,800
Number of directories published (units)	-	204
Unique advertiser retention rate (%) [2]	-	72
Turnover per unique advertiser ($)	-	1,292
Other UK products and services		
Yell.com page impressions for December (in millions) [5]	22	30

(1) Number of unique advertisers in printed directories that were recognised for revenue purposes and have been billed. Unique advertisers are counted only once regardless of the number of advertisements they purchase or the number of directories in which they advertise.

(2) Proportion of unique advertisers that have renewed their advertising from the preceding publication. In the United Kingdom, this measure excludes national and key accounts where retention is very high. In the United States this measure is based on unique directory advertisers. In 2002 we improved our systems and methodology for determining retention rates in the United Kingdom. Although we have not restated the rates disclosed for the prior period, we believe that had we continued using the previous methodology the retention rate for the first nine months of this financial year would be closely comparable to the rate disclosed for the same period in the prior financial year.

(3) Data for unique advertisers and turnover per unique advertiser differ from previously reported numbers following further integration of our Yellow Book East information systems which eliminated duplication in calculating the number of unique advertisers. This restatement has had no effect on the Group's reported earnings.

(4) *The financial results of Yellow Book West have been included in the Yell Group's results from the date of its acquisition on April 16, 2002.* Operational information for Yellow Book West is provided for the period from April 16, 2002, with the exception of turnover *per unique advertiser which is based on the full nine months from April 1, 2002.*

(5) A file or a combination of files sent to a user as a result of that user's request being received by the server.

\- ends -

NOTES TO EDITORS

Yell Group

Yell is an international directories business operating in the classified advertising market through printed and online media. Yell's products in the United Kingdom include the Yellow Pages and Business Pages directories, Yell.com, Talking Pages and Yell Data and in the United States, Yellow Book.

File No. 82-34674


YELL

Yell Finance B.V.

Interim Financial Information for the
3 and 9 months ended 31 December 2002



OPERATING AND FINANCIAL REVIEW AND PROSPECTS AT AND FOR THE THREE AND NINE MONTHS ENDED 31 DECEMBER 2002

References to "we", "us", "our", "Yell", and the "Yell Group" are to Yell Finance B.V., a company incorporated with limited liability under the law of the Netherlands, and its consolidated subsidiaries, except as otherwise indicated; and with respect to periods prior to 22 June 2001, these terms also refer to Yellow Pages and Yellow Book businesses and companies acquired from British Telecommunications plc ("BT"). References to "McLeod" or "Yellow Book West" are to McLeodUSA Media Group, Inc. and its subsidiaries acquired on 16 April 2002.

The following information should be read in conjunction with the unaudited financial information for the Yell Group as of and for the three and nine months ended 31 December 2002. The attached financial information has been prepared in accordance with accounting principles generally accepted in the United Kingdom ("UK GAAP"). UK GAAP differs in certain important respects from accounting principles generally accepted in the United States ("US GAAP").

The following discussion compares our aggregated results for the predecessor period from 1 April to 22 June 2001 and the successor period from 22 June to 31 December 2001 with our consolidated successor results for the nine months ended 31 December 2002. The predecessor combined results of the Yell Group for the periods up to and including 22 June 2001 represent an aggregation of the historical results of the Yellow Pages and Yellow Book businesses and companies, as if the Yell Group had been formed as a discrete operation throughout those periods. The successor consolidated results of the Yell Group represent a consolidation of the financial information of Yell Finance B.V. and its subsidiaries after the acquisition.

Introduction

The Yell Group is the leading provider of classified directory advertising and associated products and services in the United Kingdom and a leading independent provider of classified directory advertising in the United States.

The Yell Purchase from BT

The Yell Group has operated as an independent group since 22 June 2001, the date the businesses and companies comprising the Yell Group were purchased from BT. The purchase has had a significant effect on the financial results for the periods following the purchase. In particular, we borrowed £2,099.0 million to fund the purchase, which has led to a significant increase in interest payable. The £1,235.9 million increase in goodwill has given rise to a significant increase in the amortisation charge. Taking into account the increased goodwill amortisation and the increased interest charge, including the non-cash accrual of interest payable to certain investors, we have reported net losses for periods following the purchase.

The Yellow Book West Acquisition

On 16 April 2002, we acquired McLeod, one of the largest independent directory publishers in the United States, for $600.0 million (£417.0 million) plus expenses giving rise to $482.8 million (£335.5 million) of goodwill. The results of operations of McLeod, which we now refer to as Yellow Book West, are included in our results from the date of acquisition on 16 April 2002.

The acquisition of Yellow Book West doubled our geographic footprint to approximately 520 markets in 38 states and Washington, DC. We believe that the integration of Yellow Book West into the Yell Group will allow us to continue, over time, to improve our sales

force utilisation and management in contiguous or overlapping markets, achieve significant cost savings through an improvement in volume discounts for general expenses, such as paper, pre-press costs and printing, transfer the strengths and best practices of both Yell and Yellow Book East and provide a more attractive and broader base for high-value national advertisers. Yell has already begun during the first nine months of the financial year to see benefits of the acquisition, particularly with respect to cost savings, but we expect that most of the benefits will arise in later periods.

Although our US operations operate under one management team and we are in the process of integrating all of our US operations, some operational and financial information is currently presented separately for the Yellow Book East, formerly Yellow Book, and Yellow Book West geographic regions to highlight the effect of the Yellow Book West operations on the comparative presentations and discussions of financial and operational information. As a result of the integration between Yellow Book East and Yellow Book West, we expect to report all of our US operations as one business from the start of the 2004 financial year.

The Acquisition of National Directory Company

On 31 December 2002, we acquired National Directory Company ("NDC"), a leading independent publisher of Yellow Pages in the Southwestern United States, for $69.0 million (£42.9 million). The acquisition resulted in goodwill of $48.2 million (£30.0 million). The amount of goodwill reflects management's preliminary determination of the fair values to be recorded on that date. The results of a fuller evaluation of fair values and differences in accounting policies between NDC and Yell Group in the last quarter of the 2003 financial year is likely to require management to adjust the amount of goodwill in future periods. The acquisition gives us a significant profile in the service-based markets in which NDC operates. Following the Yellow Book West acquisition earlier in 2002, the NDC acquisition means that we have a US presence in 40 states and Washington, DC.

Summary Results

	Three months ended 31 December		Change (%)	Nine months ended 31 December		Change (%)
	2001	2002		2001[1] Aggregated	2002	
	(£ in millions)			(£ in millions)		
Group turnover	202.7	256.2	*26.4%*	598.0	787.1	*31.6%*
Cost of sales	(95.0)	(119.1)	*25.4%*	(253.9)	(352.9)	*39.0%*
Gross profit	107.7	137.1	*27.3%*	344.1	434.2	*26.2%*
Distribution costs	(5.4)	(8.1)	*50.0%*	(16.5)	(25.6)	*55.2%*
Administrative costs	(78.0)	(90.8)	*16.4%*	(221.4)	(279.5)	*26.2%*
Operating profit before exceptional items	24.3	38.2	*57.2%*	109.2	144.1	*32.0%*
Exceptional administrative costs	-	-		(3.0)	(15.0)	*400.0%*
Operating profit	24.3	38.2	*57.2%*	106.2	129.1	*21.6%*
Gross profit margin (%)	53.1%	53.5%		57.5%	55.2%	
EBITDA[2]	50.7	69.1	*36.3%*	170.9	219.7	*28.6%*
Adjusted EBITDA[3]	50.7	69.1	*36.3%*	173.9	234.7	*35.0%*
Adjusted EBITDA margin (%)	25.0%	27.0%		29.1%	29.8%	
Cash inflow from operations excluding exceptional items, less capital expenditures	45.8	79.0	*72.5%*	132.8	222.9	*67.8%*
Cash conversion (%)[4]	90.3%	114.3%		76.4%	95.0%	

(1) *Includes the predecessor results through 22 June 2001 and the successor results through 31 December 2001 as analysed in the accompanying unaudited financial information.*

(2) *EBITDA comprises total operating profit, before depreciation and amortisation. The EBITDA disclosed here is not necessarily comparable to EBITDA disclosed by other companies because EBITDA is not uniformly defined. We believe that EBITDA is a relevant measure used by companies to assess performance which attempts to eliminate variances caused by the effects of differences in taxation, the amount and types of capital employed and depreciation and amortisation policies. EBITDA should not be considered by investors as an alternative to group operating profit or profit on ordinary activities before taxation, as an indicator of operating performance or as an alternative to cash flow from operating activities.* See "Group Operating Profit, EBITDA and Adjusted EBITDA".

(3) *Adjusted EBITDA comprises EBITDA as described above adjusted to exclude the expenses of the withdrawn initial public offering of £15.0 million in the nine months ended 31 December 2002 (2001 - £nil). Further, EBITDA has been adjusted to exclude the expenses of the management incentive plan of £3.0 million in the nine months ended 31 December 2001 as the plan was terminated as part of the Yell Purchase. Adjusted EBITDA is not a measure of financial performance under UK GAAP. However we believe it is a relevant measurement with which to assess our underlying performance.*

(4) *Cash conversion represents cash inflow from operations, excluding exceptional items, less capital expenditures as a percentage of Adjusted EBITDA. We believe cash conversion is a relevant measure used by companies to assess performance as it gives a relative measure of the efficiency with which EBITDA is converted into cash. Cash conversion should not be considered by investors as an alternative to group operating profit or profit on ordinary activities before taxation, as an indicator of operating performance or as an alternative to cash flow from operating activities.* See "Group Operating Profit, EBITDA and Adjusted EBITDA".

Yell Group Operational Information

	Nine months ended 31 December	
	2001 Aggregated	2002
UK printed directories		
Unique advertisers (units) [1]	321,320	332,103
Number of directories published (units)	62	67
Unique advertiser retention rate (%) [2]	80	79
Turnover per unique advertiser (£)	1,184	1,221
US printed directories (Yellow Book East) [3]		
Unique advertisers (units) [1]	102,332	116,629
Number of directories published (units)	192	180
Unique advertiser retention rate (%) [2]	70	70
Turnover per unique advertiser ($)	2,614	2,696
US printed directories (Yellow Book West)		
Unique advertisers (units) [1]	-	185,800
Number of directories published (units)	-	204
Unique advertiser retention rate (%) [2]	-	72
Turnover per unique advertiser ($) [4]	-	1,292
Other UK products and services		
Yell.com page impressions for December (in millions) [5]	22	30

(1) *Number of unique advertisers in printed directories that were recognised for revenue purposes and have been billed. Unique advertisers are counted only once regardless of the number of advertisements they purchase or the number of directories in which they advertise.*

(2) *Proportion of unique advertisers that have renewed their advertising from the preceding publication. In the United Kingdom, this measure excludes national and key accounts where retention is very high. In the United States this measure is based on unique directory advertisers. In 2002 we improved our systems and methodology for determining retention rates in the United Kingdom. Although we have not restated the rates disclosed for the prior period, we believe that had we continued using the previous methodology the retention rate for the first nine months of this financial year would be closely comparable to the rate disclosed for the same period in the prior financial year.*

(3) *Data for unique advertisers and turnover per unique advertiser differ from previously reported numbers following further integration of our Yellow Book East information systems which eliminated duplication in calculating the number of unique advertisers. This restatement has had no effect on the Group's reported earnings.*

(4) *The financial results of Yellow Book West have been included in the Yell Group's results from the date of its acquisition on 16 April 2002. Operational information for Yellow Book West is provided for the period from 16 April 2002, with the exception of turnover per unique advertiser which is based on the full nine months from 1 April 2002.*

(5) *A file or a combination of files sent to a user as a result of that user's request being received by the server.*

Turnover

	Three months ended 31 December		Change	Nine months ended 31 December		Change
	2001	2002	(%)	2001 [1] Aggregated	2002	(%)
	(£ in millions)			*(£ in millions)*		
UK printed directories:						
Yellow Pages	110.1	118.9	*8.0%*	370.6	396.7	*7.0%*
Business Pages	-	-		10.0	8.7	*-13.0%*
Total UK printed directories	110.1	118.9	*8.0%*	380.6	405.4	*6.5%*
US printed directories						
Yellow Book East at constant exchange rates [2]	81.5	85.0	*4.3%*	186.7	219.6	*17.6%*
Exchange impact [2]	-	(6.9)		-	(14.7)	
Yellow Book East	81.5	78.1	*-4.2%*	186.7	204.9	*9.7%*
Yellow Book West	-	47.6		-	145.4	
Total US printed directories	81.5	125.7	*54.2%*	186.7	350.3	*87.6%*
Other UK products and services	11.1	11.6	*4.5%*	30.7	31.4	*2.3%*
Group turnover	202.7	256.2	*26.4%*	598.0	787.1	*31.6%*

(1) *Includes the predecessor results through 22 June 2001 and the successor results through 31 December 2001.*

(2) *Constant exchange rates state current year results at the same exchange rate as that used to translate the previous year's results for the corresponding period. Exchange impact is the difference between the results reported at constant exchange rate and the actual results reported using current year exchange rates.*

Group

Total Group turnover during the nine months increased by £189.1 million, or 31.6%, compared to the same period last year, reflecting the Yellow Book West acquisition and increased turnover during the nine month period from UK printed directories and Yellow Book East.[1]

Excluding the turnover from Yellow Book West, total Group turnover increased by £43.7 million, or 7.3%. This increase includes the negative exchange-rate effect of the stronger pound sterling on Yellow Book East's reported turnover. If Yellow Book East's turnover was included at prior year exchange rates, then total Group turnover (excluding Yellow Book West) would have grown by £58.4 million or 9.8%.

1 Throughout this report, unless otherwise indicated, references to "for the nine months" or the "nine-month period" are to the nine months ended 31 December 2002 and references to "last year" or the "prior period" are to the corresponding period in the previous financial year.

UK printed directories

Yellow Pages turnover for the nine months increased by 7.0%, or £26.1 million, despite the new price cap[2] of RPI minus 6% which was in effect for the period.

This growth was the result of:

- a further increase in the number of unique advertisers, from 321,320 to 332,103, as a result of the continued success of our first-year advertiser discount programmes and our ability to retain 79% of existing customers. We attracted 71,466 new advertisers in the first nine months and are on track to meet our target of 100,000 new advertisers this financial year for the third successive year;

- continuing strong advertiser yield driven by a 19.4% take-up by unique advertisers of colour advertising and initiatives such as "Move Up" and "Move In". "Move Up" offers discounts to advertisers trading up to larger advertisements, and "Move In", in addition to attracting additional customers, has provided additional turnover as compared to our previous programme by offering first-year advertisers discounts to take out larger advertisements. As a result, turnover per unique advertiser rose to £1,221 from £1,184 after the impact of price reductions;

In addition, we introduced five new directories through rescoping or redefining the geographic coverage of some of our directories, which we believe will allow us to attract new advertisers and additional advertising by aligning the geographic coverage of our directories more closely to the target market areas of our advertisers.

We will seek to continue to increase volumes and yield in the United Kingdom by pursuing innovative product initiatives. For example, the national roll-out of new offers to advertisers renewing for the first time to encourage retention began in October 2002.

For the full nine-month period Business Pages directories experienced a £1.3 million decrease in turnover as compared to the prior period. No Business Pages directories were published in the third quarter. We have plans to address the reduction in sales in Business Pages.

US printed directories

Turnover from US printed directories almost doubled to £350.3 million from £186.7 million, reflecting a strong performance by Yellow Book East and the inclusion of Yellow Book West for the first time.

---

2 Pursuant to undertakings given to the UK Secretary of State for Trade and Industry in July 1996, we were required to cap the change in advertising rates charged through 31 December 2001 in our UK printed consumer classified directories by the UK Retail Price Index ("RPI") minus 2%. Effective from January 2002, we are required to cap the change in rates charged for advertising sold after that date in our UK printed consumer classified directories at RPI minus 6% for an expected period of four years from January 2002. During the nine months ended 31 December 2002, the average price of advertising in our Yellow Pages directories decreased by 4.4%, as compared to the same period of the prior year. We are not subject to any regulatory price constraints in the United States. The relevant price cap applied to approximately 62% and 50% of our Group turnover in the nine months ended 31 December 2001 and 2002, respectively.

Yellow Book East. Yellow Book East grew turnover by 9.7% as reported in pounds sterling from £186.7 million to £204.9 million. The results were affected by a weakening US dollar, which had a negative impact of £14.7 million. On a constant US dollar basis, Yellow Book East turnover grew by £32.9 million ($46.9 million), or 17.6%, comprising:

- same-market growth[3] of 6.8% in the nine months, excluding the Manhattan directory which was directly affected by September 11, which contributed £11.2 million ($16.0 million), or 35%, of the growth. Same-market growth including this directory was 5.7%. Three other directories contiguous to Manhattan, which were published in the first half of the financial year, were also affected by reduced cross-selling into Manhattan following September 11;

- the strong performance of three new launches and two books in their first year following prototype publication last year, which together contributed £12.6 million ($18.0 million), or 39%, of the growth;

- an additional £6.3 million ($9.0 million) in revenues, or 19%, of the growth from rescopes which could not be included in same-market growth as the original directories did not cover materially the same geographic scope;

- the planned movement of books, as previously reported, primarily from the third quarter to the second quarter, so as to achieve a smoother production schedule had a £1.8 million ($2.5 million) positive net effect in the nine month period, but had a negative £7.7 million ($11.0 million) effect in the third quarter; and

- first time publication of certain directories following their acquisition contributed an additional £1.0 million ($1.4 million).

The 14.0% increase in the number of unique advertisers from 102,332 to 116,629 reflects same-market growth and new launches, as well as the rescheduling of books. Average turnover per unique advertiser grew 3.1% from $2,614 to $2,696.

Yellow Book West. Turnover from the acquired McLeod operations was £145.4 million for the period from its acquisition on 16 April 2002 through 31 December 2002. Same-market growth during this period for the Yellow Book West directories was 2.1%. Yellow Book West's contribution to Yell's turnover during the period was still largely the result of sales made by the McLeod sales organisation prior to or shortly after the McLeod acquisition by Yell. The results therefore do not reflect the benefit of integration with the Yellow Book East sales organisation, which we do not expect to come through before the first quarter of the 2004 financial year.

---

3 Same-market growth is derived by comparing the turnover from directories (including rescoped directories) that we published in a period with turnover from these same directories or predecessor directories covering substantially the same geographic area published in the previous publishing cycle, which is not necessarily the same period in the prior financial year. Rescoped directories are directories where we redefined the geographic boundaries covered by one or more directories, which could include replacing one directory with multiple directories or combining multiple directories into fewer directories.

Other UK products and services

Turnover from other products and services during the nine months increased by £0.7 million, or 2.3% compared to last year. This was due primarily to growth in Yell.com, our online directory service, which grew from £10.6 million in the prior year to £14.8 million during the nine months ended 31 December 2002. Growth in Yell.com more than offset a decline in turnover from Talking Pages and Yell Data.

Cost of Sales

	Three months ended 31 December		Change (%)	Nine months ended 31 December		Change (%)
	2001	2002		2001[1] Aggregated	2002	
	(£ in millions)			*(£ in millions)*		
UK printed directories:						
Yellow Pages	43.7	46.7	*6.9%*	131.8	141.3	*7.2%*
Business Pages	-	-		3.4	2.9	*-14.7%*
Total UK printed directories	43.7	46.7	*6.9%*	135.2	144.2	*6.7%*
US printed directories						
Yellow Book East at constant exchange rates [2]	45.7	45.8	*0.2%*	105.6	122.8	*16.3%*
Exchange impact[2]	-	(3.7)		-	(8.1)	
Yellow Book East	45.7	42.1	*-7.9%*	105.6	114.7	*8.6%*
Yellow Book West	-	25.0		-	81.9	
Total US printed directories	45.7	67.1	*46.8%*	105.6	196.6	*86.2%*
Other UK products and services	5.6	5.3	*-5.4%*	13.1	12.1	*-7.6%*
Total cost of sales	95.0	119.1	*25.4%*	253.9	352.9	*39.0%*

(1) *Includes the predecessor results through 22 June 2001 and the successor results through 31 December 2001.*

(2) *Constant exchange rates state current year results at the same exchange rate as that used to translate the previous year's results for the equivalent period. Exchange impact is the difference between the results reported at constant exchange rate and the actual results reported using current year exchange rates.*

Our cost of sales consists principally of costs associated with the publication of directories, including advertising sales, paper, printing and pre-press production, as well as bad debt expense. The principal components of advertising sales costs, which represent a significant portion of our cost of sales, are employee costs of the sales force, including salaries, benefits and commissions, and associated direct costs.

In general, we recognise the cost of sales for each directory on completion of delivery of that directory.

Total cost of sales during the nine months increased by £99.0 million compared to last year. The acquisition of McLeod accounts for £81.9 million of the increase.

The £9.0 million, or 6.7%, increase in cost of sales for UK printed directories reflected higher advertisement volumes and increases in printing and production costs associated with the introduction of colour into our Yellow Pages directories. As a percentage of turnover from UK printed directories, cost of sales for UK printed directories was 35.6%, as compared to 35.5% for the corresponding period in the prior financial year.

The £9.1 million, or 8.6%, increase in cost of sales for Yellow Book East directories was due to increased selling costs associated with revenue growth and a reclassification of

certain administrative costs to align policies across the Yell Group. Yellow Book East's cost of sales for the third quarter as reported in pounds sterling was positively affected by a weakening US dollar, which had an impact of £8.1 million. Cost of sales for Yellow Book East directories as a percentage of related turnover was 56.0%, as compared to 56.6% for the corresponding period in the prior financial year.

We continue to realise synergies arising from the Yellow Book West acquisition, particularly in paper and printing and binding costs where we have achieved estimated savings to date of approximately £4.7 million ($7.2 million).

Cost of sales for other products and services during the nine months ended 31 December 2002 was £1.0 million lower than during the same period in the prior year.

Our consolidated bad debt expense was £44.7 million or 5.7% of Group turnover in the nine month period as compared to £32.3 million or 5.4% last year. The £12.4 million increase is mainly due to the acquisition of Yellow Book West. The charge for UK bad debts was 4.3% of UK printed directories and other products and services turnover compared to a 4.0% charge last year. The US bad debt expense was 7.4% of US printed directories turnover as compared to 8.4% last year. Historically, the US bad debt expense as a percentage of turnover has been higher than in the United Kingdom due to different market dynamics.

Gross Profit and Gross Profit Margin

	Three months ended 31 December		Change (%)	Nine months ended 31 December		Change (%)
	2001	2002		2001[1] Aggregated	2002	
	(£ in millions)			(£ in millions)		
UK printed directories:						
Yellow Pages	66.4	72.2	*8.7%*	238.8	255.4	*7.0%*
Business Pages	-	-		6.6	5.8	*-12.1%*
Total UK printed directories	66.4	72.2	*8.7%*	245.4	261.2	*6.4%*
US printed directories						
Yellow Book East at constant exchange rates [2]	35.8	38.0	*6.1%*	81.1	95.3	*17.5%*
Exchange impact [2]	-	(2.0)		-	(5.1)	
Yellow Book East	35.8	36.0	*0.6%*	81.1	90.2	*11.2%*
Yellow Book West	-	22.6		-	63.5	
Total US printed directories	35.8	58.6	*63.7%*	81.1	153.7	*89.5%*
Other UK products and services	5.5	6.3	*14.5%*	17.6	19.3	*9.7%*
Gross profit	107.7	137.1	*27.3%*	344.1	434.2	*26.2%*
Gross profit margin (%)						
Yellow Pages	60.3	60.7		64.4	64.4	
Business Pages	-	-		66.0	66.7	
Yellow Book East	43.9	46.1		43.4	44.0	
Yellow Book West	-	47.5		-	43.7	
Other UK products and services	49.5	54.3		57.3	61.5	
Group total (%)	53.1	53.5		57.5	55.2	

(1) *Includes the predecessor results through 22 June 2001 and the successor results through 31 December 2001.*

(2) *Constant exchange rates state current year results at the same exchange rate as that used to translate the previous year's results for the equivalent period. Exchange impact is the difference between the results reported at constant exchange rate and the actual results reported using current year exchange rates.*

The decrease in gross profit as a percentage of Group turnover from 57.5% last year to 55.2% in the current period reflected principally the changing geographic mix of our operations resulting from the increased contribution of our US business.

Our printed directories business in the United Kingdom, which we view as more developed and which covers substantially all of the United Kingdom, has historically had higher gross profit margins than those in the United States. During the period over 51% of our turnover came from our UK printed directories business, compared to over 63% last year.

In the United States, the different market dynamics and the younger portfolio result in lower gross profit margins and our Group gross profit margin reflects this effect and will continue to reflect it to the extent our US operations continue to form an increasing portion of the geographical mix of our business.

We do however expect our gross profit margin to increase over time as we increase our focus on enhancing our operating efficiencies and organic growth in the United States, and we believe there will be opportunities to improve our US gross profit margins as our US operations become more established.

Distribution Costs and Administrative Costs

Our distribution costs consist mainly of amounts payable to third-party delivery companies with which we contract for the delivery of our printed directories. These costs vary principally due to the number of directories delivered in a financial period. Our distribution costs related to a directory are recognised when the directory is delivered.

We incurred distribution costs of £25.6 million during the nine month period (3.3% of Group turnover) compared to £16.5 million (2.8% of Group turnover) last year. Approximately £9 million of this increase is due to the inclusion of Yellow Book West, which has historically incurred distribution costs at a higher percentage of its turnover than the UK and Yellow Book East businesses.

Our administrative costs consist principally of amortisation and depreciation, advertising, promotion and marketing expenses, administrative staff expenses, information technology costs and staff training. Advertising, promotion and marketing costs represent our most significant discretionary expenses.

Administrative costs increased by £58.1 million, or 26.2%, from £221.4 million last year to £279.5 million in the current period. The increase was largely due to:

- a £24.3 million increase in the amortisation of goodwill following the Yell Purchase and Yellow Book West acquisition; and

- the expensing of £15.0 million of costs incurred for the withdrawn initial public offering of our parent company; offset by

- a £3.0 million reduction in US management incentive scheme costs for a scheme that was terminated on 22 June 2001.

Excluding the effect of these items, administrative expenses increased by £21.8 million or 10.0%.

The inclusion of Yellow Book West, excluding amortisation expenses, accounted for £35.6 million of this increase. This was partially offset by lower administrative expenses in Yellow Book East due to the reclassification of certain administrative costs as costs of sales to align policies across the Yell Group – as referred to above.

We expect UK administrative expenses to increase in the last quarter, compared to the level in each of the first three quarters due to heavier planned marketing expenditure.

Group Operating Profit, EBITDA and Adjusted EBITDA

	Three months ended 31 December			Nine months ended 31 December		
	2001	2002	Change (%)	2001[1] Aggregated	2002	Change (%)
	(£ in millions)			*(£ in millions)*		
Group operating profit	24.3	38.2	*57.2%*	106.2	129.1	*21.6%*
Goodwill amortisation	21.2	25.0	*17.9%*	49.4	73.7	*49.2%*
Depreciation	5.2	5.9	*13.5%*	15.3	16.9	*10.5%*
EBITDA	50.7	69.1	*36.3%*	170.9	219.7	*28.6%*
UK operations	34.3	40.7	*18.7%*	148.7	165.9	*11.6%*
Yellow Book East at constant exchange rates [2]	16.4	23.2	*41.5%*	25.2	49.1	*94.8%*
Exchange impact [2]	-	(2.0)		-	(3.7)	
Yellow Book East	16.4	21.2	*29.3%*	25.2	45.4	*80.2%*
Yellow Book West	-	7.2		-	23.4	
Exceptional items	-	-		(3.0)	(15.0)	
Group EBITDA	50.7	69.1	*36.3%*	170.9	219.7	*28.6%*
UK operations	34.3	40.7	*18.7%*	148.7	165.9	*11.6%*
Yellow Book East	16.4	21.2	*29.3%*	25.2	45.4	*80.2%*
Yellow Book West	-	7.2		-	23.4	
Adjusted EBITDA	50.7	69.1	*36.3%*	173.9	234.7	*35.0%*
Adjusted EBITDA margin (%)						
UK operations	28.3	31.2		36.2	38.0	
Yellow Book East	20.1	27.1		13.5	22.2	
Yellow Book West	-	15.1		-	16.1	
Group total	25.0	27.0		29.1	29.8	

(1) *Includes the predecessor results through 22 June 2001 and the successor results through 31 December 2001.*

(2) *Constant exchange rates state current year results at the same exchange rate as that used to translate the previous year's results for the equivalent period. Exchange impact is the difference between the results reported at constant exchange rate and the actual results reported using current year exchange rates.*

The increase in operating profit reflects the acquisition of Yellow Book West and the growth in earnings of our other printed directories businesses, offset in part by the increased goodwill amortisation and the costs associated with the withdrawn initial public offering.

EBITDA, which we calculated by excluding from our operating profit the effect of the goodwill amortisation and depreciation, increased by 28.6% in the nine month period compared to last year, and Adjusted EBITDA, which we calculate by further excluding the costs associated with the withdrawn initial public offering of our parent company and, in the prior year, the costs of the terminated US management incentive scheme, increased by 35.0% in the same period compared to the prior year.

The acquisition of McLeod was the most important factor leading to growth in Adjusted EBITDA, followed by increases attributable to Yellow Book East and the UK operations. Excluding the Adjusted EBITDA from Yellow Book West, our Group Adjusted EBITDA increased by £37.4 million, or 21.5%.

EBITDA growth from the UK operations reflects growth in earnings of our directories and the move into profitability of Yell.com, which were offset in part by a decline in other products. Yell.com reported EBITDA of £0.2 million for the nine month period as compared to a loss of £8.2 million last year.

Adjusted EBITDA from Yellow Book East for the nine month period increased by £20.2 million compared to last year. The Adjusted EBITDA margin for Yellow Book East increased to 22.2% from 13.5% last year, as we focussed on increasing the benefit and yield from our prior directory investments. We increased the profitability of our directories by leveraging off our existing operations and administrative cost base to yield additional turnover from our directories without a corresponding increase in costs. The increases in Adjusted EBITDA and related margins also reflected the absence of the costs of prototype launches and of one-off costs of running parallel pre-press activities during migration to a new supplier which were incurred in the previous period.

Net Interest Payable

Net interest expense in the nine month period was £182.1 million compared to £115.8 million last year. The increase was primarily due to increased borrowings in connection with the Yell Purchase and Yellow Book West acquisition. Net interest expense comprised £105.6 million of net interest paid or to be paid within a six-month period, £62.6 million of cash interest rolled-up into our long term debt and £13.9 million of amortised financing costs.

Tax on Profit on Ordinary Activities

Taxation of £11.3 million incurred during the period from 1 April to 22 June 2001 primarily arose as UK corporation tax on the results of our UK operations. Taxation of £5.6 million for the nine months ended 31 December 2002 and £3.1 million during the period from 22 June to 31 December 2001 includes the effect of treating goodwill amortisation as a non-allowable charge for purposes of determining UK corporation tax. Our future taxation charge will depend on our taxable income in the United Kingdom and United States.

Net Profit (Loss)

Our net loss of £58.6 million for the nine month period and net loss of £24.0 million last year are significantly affected by the amortisation of goodwill arising from the purchase of the Yell Group from BT and the capital structure put in place at the time of the purchase. We believe Adjusted EBITDA as discussed above, and cashflow from operating activities as discussed below, are more relevant measures than net profit (loss) in determining our ability to make interest payments and scheduled debt repayments.

Liquidity and Capital Resources

Apart from significant acquisitions which we have funded through a combination of borrowings, cash from contributions from our sponsors and cashflows from operations, we fund our existing business largely from cash flows generated from our operations. In

addition, we have access to a £100.0 million revolving credit facility as part of the senior credit facilities, of which £2.0 million had been drawn down at 31 December 2002.

Cash Flows

	Three months ended 31 December		Combined (Predecessor)	Consolidated (Successor)	
			1 April to 22 June 2001	22 June to 31 December	Nine months ended 31 December
	2001	2002		2001	2002
	(£ in millions)				
Net cash inflow from operating activities	49.6	75.6	37.6	106.4	221.5
Net cash outflow from returns on investments and servicing of finance	(19.3)	(33.6)	(8.8)	(105.2)	(113.6)
Taxation	(0.1)	(2.7)	-	(0.4)	(10.3)
Net cash outflow for capital expenditure and acquisitions	(4.1)	(46.6)	(16.9)	(1,912.1)	(478.2)
Net cash inflow (outflow) before financing	26.1	(7.3)	11.9	(1,911.3)	(380.6)
Net cash (outflow) inflow from financing	-	(79.1)	12.4	2,002.3	303.3
Net increase (decrease) in cash	26.1	(86.4)	24.3	91.0	(77.3)

Our net cash inflow from operating activities for the nine months ended 31 December 2002 was £221.5 million, compared with an inflow of £144.0 million last year. The inclusion of Yellow Book West contributed to £29.8 million of the increase in cash flow.

The remaining improvement was driven by improved profitability and collections of accounts receivable in the United States and the United Kingdom. Yellow Book West is now also able to take full advantage of normal credit terms as compared to earlier when it was required to adhere to early payment terms following the Chapter 11 filing of McLeodUSA, its former parent company, which had a one-off benefit to cash flows in the period. Net cash inflow from operating activities for the nine month period included £13 million of expenses paid for the parent company's withdrawn initial public offering. We expect to pay an additional £2 million to settle all bills related to the parent company's withdrawn initial public offering.

We expect the level of cash generation from the United States to slow down in the last quarter of the financial year, as a result of increases in working capital associated with higher expected turnover. The maturing of our directories portfolio also contributed to the strong net cash inflow, as fewer new launches than in the previous period had a positive impact on working capital.

Net cash outflow from returns on investments and servicing of finance for the nine month period principally comprises net interest payments of £97.5 million, fees of £11.8 million paid to acquire financing for the acquisition of McLeod, and fees of £4.3 million paid to refinance our bridge loan.

Net cash outflow for capital expenditures and financial investment comprises capital expenditure on fixed assets and purchases of subsidiary undertakings, net of cash acquired. Capital expenditure was £11.6 million compared to £22.9 million last year which included a one-off £11.7 million paid for assets transferred from BT.

On 22 June 2001, the successor Yell Group purchased the predecessor Yell Group from BT. The cash amounts paid on that date totalled £1,922.0 million. We made another

acquisition in the United States for £6.5 million ($9.3 million) in a separate transaction on 29 June 2001.

On 16 April 2002 we purchased McLeod for $600.0 million (£417.0 million) plus expenses of $25.0 million (£17.4 million). We financed the McLeod acquisition through $250.0 million (£173.7 million) of senior bank financing and a $250.0 million (£173.7 million) bridge facility together with $88.4 million (£61.4 million) of additional funds in the form of equity and subordinated non-cash pay loans from our existing investors and $37.3 million (£25.9 million) of unrestricted cash from our available cash balances. As a result, our overall borrowings before the offset of finance costs increased by approximately £408 million.

On 12 November 2002, we repaid the $250 million borrowed under the bridge facility. We funded this repayment through $123.5 million of increased borrowings under term loans and the balance from our cash on hand. As a result of this refinancing, we paid fees of £4.3 million in the third quarter and have included within our interest charge approximately £8.5 million for the fees associated with the bridge loan.

On 31 December 2002 we purchased NDC for $69 million (£42.9 million). We financed the NDC acquisition through operating cashflows within the group. We utilised £2.0 million of the revolving credit facility to fund operational expenses after using cash on hand to fund the NDC acquisition.

We made principal repayments on 30 September 2002, totalling £26.4 million.

Capital Resources

At 31 December 2002, we had cash of £21.8 million.

We expect that any significant acquisitions or other significant expenditures, including those related to the development of our online services, would in the future be financed through any one or more of operating cash flow, credit facilities and the issue of new debt and equity securities.

We had net debt of £2,368.7 million at 31 December 2002 as detailed in the table below.

	(£ in millions)
Long-term loans and other borrowings	
Term Loan A	574.5
Term Loan B	175.0
Term Loan C	240.7
Term Loan D	155.2
Senior Sterling Notes due 2011	250.0
Senior Dollar Notes due 2011	124.2
Senior Discount Dollar Notes due 2011	112.1
Subordinated shareholder loan	797.4
Revolving facility	2.0
Other	1.3
Total debt	2,432.4
Unamortised financing costs	(41.9)
Cash at bank	(21.8)
Net debt at end of the period	2,368.7

We are required to satisfy interest and principal payments on our borrowings as they become due. To the extent we are not able to fund any principal payment at maturity or any interest payment when due from cash flow from operations, we would be required to refinance this indebtedness pursuant to credit facilities and/or the issue of new debt and equity securities into the capital markets. Any failure to raise additional funds necessary to achieve this would result in default under our debt covenants. We anticipate that we will have to refinance in part the repayment of the senior notes at maturity. No one has guaranteed our obligations under the senior notes or has any obligation to provide additional equity financing to us.

The terms of the senior credit facilities require us to maintain specified consolidated financial ratios for senior debt to Earnings before Interest, Tax, Depreciation and Amortisation ("EBITDA", as defined in the senior credit facilities), cash flow to total debt service, EBITDA (as defined in the senior credit facilities) to net cash interest payable and total net debt to EBITDA (as defined in the senior credit facilities) and to observe capital expenditure limits for each financial year. Certain of these financial ratios have to be prepared for the preceding 12-month period and reported to the providers of the senior credit facilities on a quarterly basis. We have reported that we maintained the financial ratios for the quarter ended 31 December 2002 in compliance with these debt covenants.

Other Matters

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements other than employee incentive arrangements that are triggered upon a change in ownership and the interest rate hedges discussed below.

Market-related Risks

Interest is payable under our senior credit facilities at a variable rate. We could, therefore, be adversely affected if interest rates were to rise significantly. Under the senior credit facilities, we are required to hedge at least 50% of the variable-rate indebtedness under the senior credit facilities for a duration of two years. We have

hedged at 31 December 2002 some 90% of the indebtedness under the senior credit facilities for nine months using interest rate swaps and 50% for the following 18 months. At 31 December 2002, we had £23.9 million net unrecognised losses on these instruments that will be recognised when the interest is paid.

All of these instruments are entered into for hedging purposes and, under UK GAAP, gains and losses on these instruments are deferred and only recognised in income when the underlying transaction is recorded. Such instruments have not been designated and do not qualify for hedge accounting under Statement of Financial Accounting Standards No 133 "Accounting for Derivative Instruments and Hedging Activities" for US GAAP.

All significant cash inflows and outflows associated with our operations in the United Kingdom are denominated in pounds sterling, and all significant cash inflows and outflows associated with our operations in the United States are denominated in dollars. However, our financial information is presented in pounds sterling, and changes in the exchange rate between the dollar and the pound sterling will affect the translation of the results of our US operations into pounds sterling. We do not currently intend to hedge any foreign exchange rate risk relating to dollar-denominated notes, although we will continue to review this practice. The dilution of our earnings reported in pounds sterling as a result of the weakening of the US dollar is partially offset by a natural hedging within the Group as a result of us having a significant amount of debt denominated in US dollars.

At 31 December 2002, we had £581.2 million of borrowings denominated in dollars and £1,252.6 million of borrowings that accrue interest at variable rates, before taking into account hedging arrangements. As of 31 December 2002, taking into account the hedging arrangements, if the annualised variable interest rates had been 1.0% higher or lower with no change in exchange rates, our interest charge would vary by approximately £0.3 million per quarter higher or lower, respectively, taking into account our hedging arrangements, or £3.1 million per quarter higher or lower, respectively, without taking into account hedging arrangements. Further, taking into account our US dollar-denominated liabilities, if the average dollar/pound sterling exchange rate during the nine months had been $1.68 to £1.00, for example, instead of $1.528 to £1.00, the approximate rate effective for the nine months ended 31 December 2002, then our interest charge for the nine month period would have been approximately £3.1 million lower.

Recent US GAAP Accounting Pronouncements

In June 2001 the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No 141 "Business Combinations" ("SFAS 141"), which supersedes APB Opinion No 16 "Business Combinations" and Statement of Financial Accounting Standards No 38 "Accounting for Pre-acquisition Contingencies of Purchased Enterprises". SFAS 141 addresses financial accounting and reporting for business combinations and requires that all business combinations within the scope of SFAS 141 be accounted for using only the purchase method. SFAS 141 is required to be applied for all business combinations initiated after 30 June 2001. Adoption of this statement did not have a material impact on the Group's financial condition or results of operations.

Also in June 2001, the FASB issued Statement of Financial Accounting Standards No 142 "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 142 requires the discontinuance of goodwill amortisation. In addition, SFAS 142 includes certain provisions regarding the reclassification of certain existing recognised intangibles as goodwill, reassessment of the useful lives of existing recognised intangibles,

reclassification of certain intangibles out of previously reported goodwill and the testing for impairment of existing goodwill and other intangibles. The Yell Group adopted the Standard on 1 April 2002, and the effects of the adoption are presented in the notes to the financial information for Yell Group plc. Upon adoption the Yell Group completed its impairment tests of goodwill as of 1 April 2002 and determined that the goodwill balances were not impaired. Also upon adoption the Yell Group evaluated its depreciable intangible assets and determined that their remaining useful lives were appropriate.

In August 2001, the FASB issued Statement of Financial Accounting Standards No 143 "Accounting for Asset Retirement Obligations" ("SFAS 143"). SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. Adoption of this statement did not have a material impact on the Group's financial condition or results of operations.

Also in August 2001, the FASB issued Statement of Financial Accounting Standards No 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). The objectives of SFAS 144 are to address significant issues relating to the implementation of Statement of Financial Accounting Standards No 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("SFAS 121") and to develop a single accounting model based on the framework established in SFAS 121, for long-lived assets to be disposed of by sale. The standard requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less cost to sell. Additionally, the standard expands the scope of discontinued operations to include all components of any entity with operations that can be distinguished from the rest of the entity and will be eliminated from the ongoing operations of the entity in a disposal transaction. Adoption of this statement did not have a material impact on the Group's financial condition or results of operations.

In April 2002, the FASB issued Statement of Financial Accounting Standards No 145 "Recission of FASB Statements No 4, 44 and 64, Amendment of FASB Statement No 13 and Technical Corrections" ("SFAS 145"). This standard will require gains and losses from extinguishment of debt to be classified as extraordinary items only if they meet the criteria of unusual and infrequent in Opinion 30 "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". Any gain or loss on extinguishment will be recorded in the most appropriate line item to which it relates within net income before extraordinary items. SFAS 145 is effective for fiscal years beginning after 15 May 2002; however, certain sections are effective for transactions occurring after 15 May 2002.

In July 2002, the FASB issued Statement of Financial Accounting Standards No 146 "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"). This standard will require companies to recognise costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. This statement is effective for fiscal years beginning after 31 December 2002. The Group does not expect the adoption of this standard to have a material effect on its financial statements.

In December 2002, the FASB issued Financial Accounting Standards No 148 "Accounting for Stock-Based Compensation – Transition and Disclosure" ("SFAS 148"). This Statement amends SFAS 123 to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of SFAS 123 to

require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation. Finally, SFAS 148 amends APB Opinion No 28 Interim Financial Reporting, to require disclosure about those effects in interim financial information. SFAS 148 is effective for fiscal years beginning after 15 December 2002. The Group does not expect the adoption of SFAS 148 to have a material impact on its financial position, earnings or cash flows as it does not currently intend to adopt SFAS 123.

Critical Accounting Policies

In general, our accounting policies are consistent with those generally adopted by others operating within the same industry in the United Kingdom. Our accounting policies are set out in our audited financial statements contained within the Form 20-F filed with the US Securities and Exchange Commission ("SEC") on 19 July 2002. A discussion of the most significant policies that require our management to make subjective and complex judgements or to consider matters that are inherently uncertain are also contained in that document.

Consolidated Results of Our Parent Company

We have included certain combined and consolidated financial information of our parent company, Yell Group plc and its subsidiaries, as an appendix to the condensed combined and consolidated financial information of Yell Finance B.V., in order to highlight differences between what our parent company would report using UK presentational conventions and what we would report using US reporting conventions and to satisfy the requirements of our parent company to produce a UK GAAP to US GAAP reconciliation.

This report contains forward-looking statements. These statements appear in a number of places in this report and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies, new products (such as colour advertising), the level of new directory launches, revenue and cost synergies and the markets in which we operate.

Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. You should read the section entitled "Risk Factors" in our annual report on Form 20-F filed with the SEC on 19 July 2002 for a discussion of some of these factors. We undertake no obligation to publicly update or revise any forward-looking statements, except as may be required by law.

File No. 82-34674

YELL FINANCE B.V. AND SUBSIDIARIES
COMBINED AND CONSOLIDATED PROFIT AND LOSS ACCOUNTS

(Unaudited)	Notes	Combined (Predecessor) 1 April to 22 June 2001 (note 1)	Consolidated (Successor) 22 June to 31 December 2001	Consolidated (Successor) Nine months ended 31 December 2002
			(£ in millions)	
Turnover				
Continuing activities		169.1	428.9	641.7
Acquisitions		-	-	145.4
Group turnover	2	169.1	428.9	787.1
Cost of sales		(71.1)	(182.8)	(352.9)
Gross profit		98.0	246.1	434.2
Distribution costs		(5.5)	(11.0)	(25.6)
Administrative costs				
Ordinary items		(56.6)	(161.8)	(264.5)
Exceptional items	4	(3.0)	-	(15.0)
		(59.6)	(161.8)	(279.5)
Operating profit				
Continuing activities		32.9	73.3	118.9
Acquisitions		-	-	10.2
Total operating profit	3	32.9	73.3	129.1
Net interest payable		(5.8)	(110.0)	(182.1)
Profit (loss) on ordinary activities before taxation		27.1	(36.7)	(53.0)
Tax on profit (loss) on ordinary activities		(11.3)	(3.1)	(5.6)
Profit (loss) for the financial period		15.8	(39.8)	(58.6)

STATEMENTS OF TOTAL RECOGNISED GAINS AND LOSSES

(Unaudited)	Notes	Combined (Predecessor) 1 April to 22 June 2001 (note 1)	Consolidated (Successor) 22 June to 31 December 2001	Consolidated (Successor) Nine months ended 31 December 2002
			(£ in millions)	
Profit (loss) for the financial period		15.8	(39.8)	(58.6)
Currency movements	9	0.8	(8.1)	(36.3)
Total recognised gains and losses for the financial period		16.6	(47.9)	(94.9)

The accompanying unaudited condensed notes are an integral part of these financial statements.

YELL FINANCE B.V. AND SUBSIDIARIES
CONSOLIDATED PROFIT AND LOSS ACCOUNTS

(Unaudited)	Notes	Three months ended 31 December 2001	Three months ended 31 December 2002
		(£ in millions)	
Turnover			
Continuing activities		202.7	208.6
Acquisitions		-	47.6
Group turnover	2	202.7	256.2
Cost of sales		(95.0)	(119.1)
Gross profit		107.7	137.1
Distribution costs		(5.4)	(8.1)
Administrative costs		(78.0)	(90.8)
Operating profit			
Continuing activities		24.3	33.9
Acquisitions		-	4.3
Total operating profit	3	24.3	38.2
Net interest payable		(50.4)	(66.3)
Loss on ordinary activities before taxation		(26.1)	(28.1)
Tax on loss on ordinary activities		(2.1)	(0.5)
Loss for the financial period		(28.2)	(28.6)

STATEMENTS OF TOTAL RECOGNISED GAINS AND LOSSES

(Unaudited)	Notes	Three months ended 31 December 2001	Three months ended 31 December 2002
		(£ in millions)	
Loss for the financial period		(28.2)	(28.6)
Currency movements	9	1.9	(4.6)
Total recognised losses for the financial period		(26.3)	(33.2)

The accompanying unaudited condensed notes are an integral part of these financial statements.

YELL FINANCE B.V. AND SUBSIDIARIES
COMBINED AND CONSOLIDATED CASH FLOW STATEMENTS

	Combined (Predecessor)	Consolidated (Successor)	
(Unaudited)	1 April to 22 June 2001 (note 1)	22 June to 31 December 2001	Nine months ended 31 December 2002
		(£ in millions)	
Net cash inflow from operating activities	37.6	106.4	221.5
Returns on investments and servicing of finance			
Interest paid	(8.8)	(47.0)	(97.5)
Finance fees paid	-	(58.2)	(16.1)
Net cash outflow for returns on investments and servicing of finance	(8.8)	(105.2)	(113.6)
Taxation	-	(0.4)	(10.3)
Capital expenditure and financial investment			
Purchase of tangible fixed assets	(5.2)	(6.0)	(11.6)
Payment for assets transferred from BT	(11.7)	-	-
Net cash outflow for capital expenditure and financial investment	(16.9)	(6.0)	(11.6)
Acquisitions			
Purchase of subsidiary undertakings, net of cash acquired	-	(1,906.1)	(466.6)
Net cash outflow for acquisitions	-	(1,906.1)	(466.6)
Net cash inflow (outflow) before financing	11.9	(1,911.3)	(380.6)
Financing			
Issue of ordinary share capital and capital contributions received	-	1.0	0.1
New loans issued	12.4	2,541.3	487.4
Borrowings repaid	-	(540.0)	(184.2)
Net cash inflow from financing	12.4	2,002.3	303.3
Increase (decrease) in net cash in the period	24.3	91.0	(77.3)
Total operating profit	32.9	73.3	129.1
Depreciation	4.4	10.9	16.9
Goodwill amortisation	5.4	44.0	73.7
Increase in stocks	(12.1)	(15.8)	(25.4)
Decrease (increase) in debtors	3.4	(9.7)	8.0
Increase in creditors	3.6	3.7	19.2
Net cash inflow from operating activities	37.6	106.4	221.5

The accompanying unaudited condensed notes are an integral part of these financial statements.

YELL FINANCE B.V. AND SUBSIDIARIES
CONSOLIDATED CASH FLOW STATEMENTS

(Unaudited)	Three months ended 31 December 2001	Three months ended 31 December 2002
	(£ in millions)	
Net cash inflow from operating activities	49.6	75.6
Returns on investments and servicing of finance		
Interest paid	(16.5)	(29.3)
Finance fees paid	(2.8)	(4.3)
Net cash outflow for returns on investments and servicing of finance	(19.3)	(33.6)
Taxation	(0.1)	(2.7)
Capital expenditure and financial investment		
Purchase of tangible fixed assets	(3.8)	(3.7)
Net cash outflow for capital expenditure and financial investment	(3.8)	(3.7)
Purchase of subsidiary undertakings, net of cash acquired	(0.3)	(42.9)
Net cash outflow from acquisitions	(0.3)	(42.9)
Net cash inflow (outflow) before financing	26.1	(7.3)
Financing		
New loans issued	-	78.7
Borrowings repaid	-	(157.8)
Net cash outflow from financing	-	(79.1)
Increase (decrease) in net cash in the period	26.1	(86.4)
Total operating profit	24.3	38.2
Depreciation	5.2	5.9
Goodwill amortisation	21.2	25.0
Increase in stocks	(5.5)	(14.2)
Decrease in debtors	8.5	29.5
Decrease in creditors	(4.1)	(8.8)
Net cash inflow from operating activities	49.6	75.6

The accompanying unaudited condensed notes are an integral part of these financial statements.

YELL FINANCE B.V. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

(Unaudited)	Notes	At 31 March 2002	At 31 December 2002
		(£ in millions)	
Fixed assets			
Intangible assets	6	1,640.5	1,838.5
Tangible assets		30.0	46.0
Investment		2.1	2.0
Total fixed assets		1,672.6	1,886.5
Current assets			
Stocks		90.9	140.9
Debtors	7	337.3	399.3
Cash at bank and in hand		100.1	21.8
Total current assets		528.3	562.0
Creditors: amounts falling due within one year			
Loans and other borrowings	5,8	(53.4)	(68.5)
Other creditors		(146.7)	(202.7)
Total creditors: amounts falling due within one year		(200.1)	(271.2)
Net current assets		328.2	290.8
Total assets less current liabilities		2,000.8	2,177.3
Creditors: amounts falling due after more than one year			
Loans and other borrowings	5,8	(2,050.7)	(2,322.0)
Net liabilities		(49.9)	(144.7)
Capital and reserves			
Called up share capital		0.1	0.2
Share premium account		0.9	0.9
Deficit		(50.9)	(145.8)
Equity shareholders' deficit	9	(49.9)	(144.7)

The accompanying unaudited condensed notes are an integral part of these financial statements.

YELL FINANCE B.V. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

1. Basis of preparation, combination and consolidation

The presentations in the profit and loss accounts and cash flow statements for the periods from 1 April to 22 June 2001 and from 22 June to 31 December 2001 of certain amounts have been reclassified to conform with the presentations in the nine months ended 31 December 2002.

The principal activity of Yell Finance B.V. and its subsidiaries is publishing classified advertising directories in the United Kingdom and the United States.

On 22 June 2001, Yell Finance B.V. and its subsidiaries acquired from British Telecommunications plc ("BT") the net assets of the Yellow Pages business unit of BT, which had been transferred to a separate legal entity, Yell Limited, on 6 March 2001, Yellow Pages Sales Limited and General Art Services Limited (collectively "Yellow Pages") and Yellow Book USA, Inc. and its subsidiary undertakings ("Yellow Book East").

The financial information presented here for the period from 1 April to 22 June 2001 represents an aggregation of the historical financial information of Yellow Pages and of Yellow Book East, since its acquisition by BT, as if the Yell Group had been formed as a discrete operation throughout the period. The capital structure of the Yell Group and its interest charges, goodwill amortisation, amortisation costs, pension costs and tax charges for the period up to 22 June 2001 are significantly different from those that have existed since the acquisition. In particular, BT's net investment in the Yell Group was replaced by share capital, reserves and external borrowings.

The unaudited interim financial information has been prepared in accordance with accounting principles generally accepted in the United Kingdom ("UK GAAP") and on the basis of the accounting policies set out in the audited combined and consolidated financial statements of Yell Finance B.V. for the year ended 31 March 2002 contained in the Form 20-F filed with the US Securities and Exchange Commission on 19 July 2002.

In the opinion of management, the financial information included herein includes all adjustments necessary for a fair presentation of the combined and consolidated results, financial position and cash flows for each period presented. The combined and consolidated results for interim periods are not necessarily indicative of results for the full year. This financial information should be read in conjunction with Yell Finance B.V.'s Form 20-F filed with the US Securities and Exchange Commission on 19 July 2002 which includes the audited combined and consolidated financial statements of Yell Finance B.V. and its subsidiaries for the year ended 31 March 2002.

The preparation of the combined and consolidated financial information requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial information and the reported amounts of income and expenditure during the reporting period. Actual results could differ from those estimates. Estimates are used principally when accounting for income, provision for doubtful debts, depreciation, employee pension and management incentive schemes and taxes.

2. Turnover

	Combined (Predecessor)	Consolidated (Successor)	
	1 April to 22 June 2001	22 June to 31 December 2001	Nine months ended 31 December 2002
		(£ in millions)	
UK printed directories:			
Yellow Pages	111.2	259.4	396.7
Business Pages	7.3	2.7	8.7
Total UK printed directories	118.5	262.1	405.4
Other products and services	8.3	22.4	31.4
Total United Kingdom	126.8	284.5	436.8
US printed directories:			
Yellow Book East	42.3	144.4	204.9
Yellow Book West	-	-	145.4
Total US printed directories	42.3	144.4	350.3
Group turnover	169.1	428.9	787.1

	Three months ended 31 December 2001	Three months ended 31 December 2002
	(£ in millions)	
UK printed directories:		
Yellow Pages	110.1	118.9
Business Pages	-	-
Total UK printed directories	110.1	118.9
Other products and services	11.1	11.6
Total United Kingdom	121.2	130.5
US printed directories:		
Yellow Book East	81.5	78.1
Yellow Book West	-	47.6
Total US printed directories	81.5	125.7
Group turnover	202.7	256.2

3. Operating profit

	Combined (Predecessor)	Consolidated (Successor)	
	1 April to 22 June 2001	22 June to 31 December 2001	Nine months ended 31 December 2002
		(£ in millions)	
UK printed directories:			
Yellow Pages	42.9	68.9	98.1
Business Pages	3.9	(0.3)	3.2
Total UK printed directories	46.8	68.6	101.3
Other products and services	(4.4)	(5.7)	(3.0)
Total United Kingdom	42.4	62.9	98.3
US printed directories:			
Yellow Book East	(9.5)	10.4	20.6
Yellow Book West	-	-	10.2
Total US printed directories	(9.5)	10.4	30.8
Operating profit	32.9	73.3	129.1

	Three months ended 31 December 2001	Three months ended 31 December 2002
	(£ in millions)	
UK printed directories:		
Yellow Pages	16.7	23.4
Business Pages	(0.9)	(0.3)
Total UK printed directories	15.8	23.1
Other products and services	(1.8)	(0.6)
Total United Kingdom	14.0	22.5
US printed directories:		
Yellow Book East	10.3	11.4
Yellow Book West	-	4.3
Total US printed directories	10.3	15.7
Operating profit	24.3	38.2

4. Administrative costs – exceptional items

Certain of Yellow Book East management were awarded units under an incentive plan, the charge for which amounted to £3.0 million for the period from 1 April to 22 June 2001. This plan was terminated as part of the Yell Purchase. For the nine months ended 31 December 2002 exceptional administration costs of £15.0 million relate to the professional fees and other expenses incurred in relation to the withdrawn initial public offering of shares in our parent company, Yell Group plc.

5. Net debt

Analysis of net debt

	At 31 March 2002	At 31 December 2002
	(£ in millions)	
Long-term loans and other borrowings falling due after more than one year	2,050.7	2,322.0
Short-term borrowings and long-term loans and other borrowings falling due within one year	53.4	68.5
Total debt	2,104.1	2,390.5
Cash at bank and in hand	(100.1)	(21.8)
Net debt at end of period	2,004.0	2,368.7

YELL FINANCE B.V. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS (continued)

5. Net debt (continued)

Reconciliation of movement in net debt

	Total cash less bank overdraft	Debt due within one year excluding bank overdraft	Debt due after one year	Net debt
		(£ in millions)		
At 31 March 2002	100.1	(53.4)	(2,050.7)	(2,004.0)
Cash flow from operations less interest and taxation paid and capital expenditures	102.1	-	-	102.1
Cash inflow from financing of acquisitions	487.5	-	(487.4)	0.1
Cash outflow on acquisitions	(466.6)	-	-	(466.6)
Finance fees paid	(16.1)	-	16.1	-
Reclass of long-term to short-term debt	-	(199.3)	199.3	-
Borrowings repaid	(184.2)	184.2	-	-
Interest and amortised fees	-	-	(76.0)	(76.0)
Currency movements	(1.0)	-	76.7	75.7
At 31 December 2002	21.8	(68.5)	(2,322.0)	(2,368.7)
At 30 September 2002	107.0	(66.1)	(2,393.1)	(2,352.2)
Cash flow from operations less interest and taxation paid and capital expenditures	39.9	-	-	39.9
Cash inflow from financing of acquisitions	78.7	-	(78.7)	-
Cash outflow on acquisitions	(42.9)	-	-	(42.9)
Finance fees paid	(4.3)	-	4.3	-
Reclass of long-term to short-term debt	-	(160.8)	160.8	-
Borrowings repaid	(157.8)	157.8	-	-
Interest and amortised fees	-	-	(28.8)	(28.8)
Currency movements	1.2	-	13.5	14.7
Other non-cash items	-	0.6	-	0.6
At 31 December 2002	21.8	(68.5)	(2,322.0)	(2,368.7)

5. Net debt (continued)

The terms of the senior credit facilities require the Yell Group and its consolidated subsidiaries to maintain specified consolidated financial ratios for senior debt to EBITDA ("Earnings Before Interest, Tax, Depreciation and Amortisation" as defined in the senior credit facilities), cash flow to total debt service, EBITDA to net cash interest payable and total net debt to EBITDA, and to observe capital expenditure limits for each financial year. Certain of these financial ratios have to be prepared for the preceding 12-month period and reported to the providers of the senior credit facilities on a quarterly basis. Since 30 June 2001, the date of the first quarterly report, Yell Finance B.V. has reported that it maintained the financial ratios in compliance with the debt covenants.

6. Intangible assets

The Yell Group was acquired from BT on 22 June 2001 for a purchase price of £2,007.6 million, net of £39.8 million refunded in July 2001, resulting in goodwill of £1,703.1 million. The Yell Group purchased another subsidiary in a separate transaction on 29 June 2001 that gave rise to £6.5 million of goodwill.

On 16 April 2002, the Yell Group acquired McLeodUSA Media Group, Inc. ("McLeod" or "Yellow Book West") for an aggregate purchase price of £417.0 million plus expenses, resulting in goodwill of £335.5 million. The unaudited condensed pro forma financial information for the Yell Group, as if the purchase took place on 1 April 2001, for the three and nine months ended 31 December 2001 and 2002 is as follows:

	Three months ended 31 December 2001	Three months ended 31 December 2002	Nine months ended 31 December 2001	Nine months ended 31 December 2002
	(£ in millions)			
Group turnover	252.9	256.2	753.7	799.4
Loss for the financial period	(52.0)	(28.6)	(42.1)	(56.5)

In management's opinion, the unaudited condensed pro forma financial information is not necessarily indicative of what the actual aggregated results might have been if the acquisition had been effective on 1 April 2001.

The amount of goodwill arising from the McLeod acquisition at 31 December 2002 reflects management's preliminary determination of the fair value adjustments to be recorded on that date. The results of the final evaluation of fair values are likely to require management to adjust the amount of goodwill in future periods.

YELL FINANCE B.V. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS (continued)

6. Intangible assets (continued)

On 31 December 2002, the Yell Group acquired National Directory Company ("NDC") for $69 million (£42.9 million), resulting in goodwill of $48.2 million (£30.0 million). The amount of goodwill arising from the NDC acquisition at 31 December 2002 reflects management's preliminary determination of the fair values to be recorded on that date. The results of a fuller evaluation of fair values and differences in accounting policies between NDC and the Yell Group in the last quarter of the 2003 financial year is likely to require management to adjust the amount of goodwill in future periods.

Goodwill arising on the acquisition from BT and the McLeod and NDC acquisitions is being amortised on a straight-line basis over 20 years, being the period over which the directors estimate that the value of the underlying business acquired is expected to exceed the book value of the assets.

7. Debtors

	At 31 March 2002	At 31 December 2002
	(£ in millions)	
Trade debtors	287.3	345.9
Other	6.8	12.1
Accrued income	32.1	25.9
Prepayments	7.7	12.0
Deferred tax asset	3.4	3.4
Total debtors	337.3	399.3

All amounts above fall due within one year except for the deferred tax asset, which falls due after more than one year.

YELL FINANCE B.V. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS (continued)

8. Creditors

	At 31 March 2002	At 31 December 2002
	(£ in millions)	
Trade creditors	19.8	29.7
Amounts owed to BT	1.4	-
Corporation tax	9.4	4.2
Other taxation and social security	19.1	17.2
Accrued expenses	66.6	94.8
Deferred income	27.2	56.8
Other creditors	3.2	-
Total creditors	146.7	202.7

9. Loans and other borrowings

	At 31 March 2002	At 31 December 2002
	(£ in millions)	
Amounts falling due within one year		
Senior credit facilities	52.8	68.0
Net obligations under finance leases	0.6	0.5
Total amounts falling due within one year	53.4	68.5
Amounts falling due after more than one year		
Senior credit facilities	901.8	1,077.5
Senior notes:		
Senior sterling notes	250.0	250.0
Senior dollar notes	140.3	124.2
Senior discount dollar notes	114.6	112.1
Subordinated parent company loan	685.3	797.4
Revolving facilities	-	2.0
Net obligations under finance leases	0.1	0.7
Total amounts falling due after more than one year	2,092.1	2,363.9
Total loans and other borrowings	2,145.5	2,432.4
Unamortised finance fees	(41.4)	(41.9)
Net loans and other borrowings	2,104.1	2,390.5

YELL FINANCE B.V. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS (continued)

10. Changes in equity shareholders' deficit

	Share capital	Share premium	Profit and loss account	Total
		(£ in millions)		
Balance at 1 April 2002	0.1	0.9	(50.9)	(49.9)
Issuance of share capital (ordinary shares at par value)	0.1	-	-	0.1
Loss for the period	-	-	(58.6)	(58.6)
Currency movements (a)	-	-	(36.3)	(36.3)
Balance at 31 December 2002	0.2	0.9	(145.8)	(144.7)
Balance at 1 October 2002	0.2	0.9	(112.6)	(111.5)
Loss for the period	-	-	(28.6)	(28.6)
Currency movements (a)	-	-	(4.6)	(4.6)
Balance at 31 December 2002	0.2	0.9	(145.8)	(144.7)

(a) The cumulative foreign currency translation adjustment was £3.7 million at 31 March 2002 and £40.0 million at 31 December 2002.

11. Related party transactions

Transaction fees charged to the Yell Group from Apax Partners Managing Entities and affiliates of Hicks, Muse, Tate and Furst Incorporated were nil and $4.5 million each for the three and nine months ended 31 December 2002. Monitoring fees were £0.2 million and £1.1 million each for the same periods.

File No. 82-34674

YELL GROUP PLC AND SUBSIDIARIES
APPENDIX

Condensed combined and consolidated financial information of Yell Group plc and its subsidiaries

We have included certain unaudited condensed combined and consolidated financial information of Yell Group plc and its subsidiaries ("Yell Group plc") as an appendix to the unaudited condensed combined and consolidated financial information of Yell Finance B.V. and its subsidiaries ("Yell Finance B.V."), in order to highlight what Yell Group plc would report under UK GAAP using UK presentational conventions and to satisfy the requirements of Yell Group plc to produce a UK GAAP to US GAAP reconciliation.

The unaudited financial information for Yell Group plc includes:

- condensed combined and consolidated profit and loss accounts for the three and nine month periods ended 31 December 2001 and 2002. The results for the nine months ended 31 December 2001 are an aggregation of the predecessor combined results for the period from 1 April to 22 June 2001 and the successor consolidated results for the period from 22 June to 31 December 2001 in line with presentational conventions in the United Kingdom;

- condensed combined and consolidated cash flow statements for the three and nine month periods ended 31 December 2001 and 2002. The cash flows for the nine months ended 31 December 2001 are an aggregation of the predecessor combined cash flows for the period from 1 April to 22 June 2001 and the consolidated cash flow statements for the period from 22 June to 31 December 2001;

- condensed consolidated balance sheets at 31 March 2002 and 31 December 2002;

- analysis of net debt at 31 March 2002 and 31 December 2002 and movement in net debt for the three and nine month periods ended 31 December 2002;

- changes in equity shareholders' deficit for the three and nine months ended 31 December 2002; and

- a reconciliation of results between US GAAP and UK GAAP for the nine month periods ended 31 December 2001 and 2002 and of equity shareholders' deficit for 31 March 2002 and 31 December 2002.

The following unaudited condensed financial information has been prepared in accordance with accounting principles generally accepted in the United Kingdom ("UK GAAP") and on the basis of the accounting policies set out in the audited combined and consolidated financial statements of Yell Finance B.V. for the year ended 31 March 2002 contained in the Form 20-F filed with the SEC on 19 July 2002.

YELL GROUP PLC AND SUBSIDIARIES
COMBINED AND CONSOLIDATED PROFIT AND LOSS ACCOUNTS

(Unaudited)	Nine months ended 31 December 2001 (Aggregated)	Nine months ended 31 December 2002
	(£ in millions)	
Turnover		
Continuing activities	598.0	641.7
Acquisitions	-	145.4
Group turnover	598.0	787.1
Cost of sales	(253.9)	(352.9)
Gross profit	344.1	434.2
Distribution costs	(16.5)	(25.6)
Administrative costs		
Ordinary items	(218.4)	(264.5)
Exceptional items	(3.0)	(15.0)
	(221.4)	(279.5)
Operating profit		
Continuing activities	106.2	118.9
Acquisitions	-	10.2
Total operating profit	106.2	129.1
Net interest payable	(115.8)	(182.1)
Loss on ordinary activities before taxation	(9.6)	(53.0)
Tax on loss on ordinary activities	(14.4)	(5.6)
Loss for the financial period	(24.0)	(58.6)

STATEMENTS OF TOTAL RECOGNISED GAINS AND LOSSES

(Unaudited)	Nine months ended 31 December 2001 (Aggregated)	Nine months ended 31 December 2002
	(£ in millions)	
Loss for the financial period	(24.0)	(58.6)
Currency movements	(7.3)	(36.3)
Total recognised losses for the financial period	(31.3)	(94.9)

See notes to the financial information for additional details.

YELL GROUP PLC AND SUBSIDIARIES
CONSOLIDATED PROFIT AND LOSS ACCOUNTS

(Unaudited)	Three months ended 31 December 2001	Three months ended 31 December 2002
	(£ in millions)	
Turnover		
Continuing activities	202.7	208.6
Acquisitions	-	47.6
Group turnover	202.7	256.2
Cost of sales	(95.0)	(119.1)
Gross profit	107.7	137.1
Distribution costs	(5.4)	(8.1)
Administrative costs	(78.0)	(90.8)
Operating profit		
Continuing activities	24.3	33.9
Acquisitions	-	4.3
Total operating profit	24.3	38.2
Net interest payable	(50.4)	(66.3)
Loss on ordinary activities before taxation	(26.1)	(28.1)
Tax on loss on ordinary activities	(2.1)	(0.5)
Loss for the financial period	(28.2)	(28.6)

STATEMENTS OF TOTAL RECOGNISED GAINS AND LOSSES

(Unaudited)	Three months ended 31 December 2001	Three months ended 31 December 2002
	(£ in millions)	
Loss for the financial period	(28.2)	(28.6)
Currency movements	1.9	(4.6)
Total recognised losses for the financial period	(26.3)	(33.2)

See notes to the financial information for additional details.

YELL GROUP PLC AND SUBSIDIARIES
COMBINED AND CONSOLIDATED CASH FLOW STATEMENTS

(Unaudited)	Nine months ended 31 December 2001 (Aggregated)	Nine months ended 31 December 2002
	(£ in millions)	
Net cash inflow from operating activities	144.0	221.5
Returns on investments and servicing of finance		
Interest paid	(55.8)	(97.5)
Finance fees paid	(68.2)	(16.1)
Net cash outflow for returns on investments and servicing of finance	(124.0)	(113.6)
Taxation	(0.4)	(10.3)
Capital expenditure and financial investment		
Purchase of tangible fixed assets	(11.2)	(11.6)
Payment for assets transferred from BT	(11.7)	-
Net cash outflow for capital expenditure and financial investment	(22.9)	(11.6)
Acquisitions		
Purchase of subsidiary undertakings, net of cash acquired	(1,582.3)	(466.6)
Net cash outflow for acquisitions	(1,582.3)	(466.6)
Net cash outflow before financing	(1,585.6)	(380.6)
Financing		
Issue of ordinary share capital and capital contributions received	1.0	0.1
Cash retained by BT on acquisition	(40.8)	-
New loans issued	2,563.7	487.4
Borrowings repaid	(872.1)	(184.2)
Net cash inflow from financing	1,651.8	303.3
Increase (decrease) in net cash in the period	66.2	(77.3)
Total operating profit	106.2	129.1
Depreciation	15.3	16.9
Goodwill amortisation	49.4	73.7
Increase in stocks	(27.9)	(25.4)
(Increase) decrease in debtors	(6.3)	8.0
Increase in creditors	7.3	19.2
Net cash inflow from operating activities	144.0	221.5

See notes to the financial information for additional details.

YELL GROUP PLC AND SUBSIDIARIES
CONSOLIDATED CASH FLOW STATEMENTS

(Unaudited)	Three months ended 31 December 2001	Three months ended 31 December 2002
	(£ in millions)	
Net cash inflow from operating activities	49.6	75.6
Returns on investments and servicing of finance		
Interest paid	(16.5)	(29.3)
Finance fees paid	(2.8)	(4.3)
Net cash outflow for returns on investments and servicing of finance	(19.3)	(33.6)
Taxation	(0.1)	(2.7)
Capital expenditure and financial investment		
Purchase of tangible fixed assets	(3.8)	(3.7)
Net cash outflow for capital expenditure and financial investment	(3.8)	(3.7)
Purchase of subsidiary undertakings, net of cash acquired	(0.3)	(42.9)
Net cash outflow for acquisitions	(0.3)	(42.9)
Net cash inflow (outflow) before financing	26.1	(7.3)
Financing		
New loans issued	-	78.7
Borrowings repaid	-	(157.8)
Net cash outflow from financing	-	(79.1)
Increase (decrease) in net cash in the period	26.1	(86.4)
Total operating profit	24.3	38.2
Depreciation	5.2	5.9
Goodwill amortisation	21.2	25.0
Increase in stocks	(5.5)	(14.2)
Decrease in debtors	8.5	29.5
Decrease in creditors	(4.1)	(8.8)
Net cash inflow from operating activities	49.6	75.6

See notes to the financial information for additional details.

YELL GROUP PLC AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

(Unaudited)	At 31 March 2002	At 31 December 2002
	(£ in millions)	
Fixed assets		
Intangible assets	1,640.5	1,838.5
Tangible assets	30.0	46.0
Investment	2.1	2.0
Total fixed assets	1,672.6	1,886.5
Current assets		
Stocks	90.9	140.9
Debtors	337.3	399.3
Cash at bank and in hand	100.2	21.9
Total current assets	528.4	562.1
Creditors: amounts falling due within one year		
Loans and other borrowings	(53.4)	(68.5)
Other creditors	(146.7)	(202.7)
Total creditors: amounts falling due within one year	(200.1)	(271.2)
Net current assets	328.3	290.9
Total assets less current liabilities	2,000.9	2,177.4
Creditors: amounts falling due after more than one year		
Loans and other borrowings	(2,050.7)	(2,322.0)
Net liabilities	(49.8)	(144.6)
Capital and reserves		
Called up share capital	0.1	0.2
Share premium account	0.9	0.9
Other reserves	0.1	0.1
Deficit	(50.9)	(145.8)
Equity shareholders' deficit	(49.8)	(144.6)

See notes to the financial information for additional details.

YELL GROUP PLC AND SUBSIDIARIES

NOTES TO THE FINANCIAL INFORMATION

Net debt

Analysis of net debt

	At 31 March 2002	At 31 December 2002
	(£ in millions)	
Long-term loans and other borrowings falling due after more than one year	2,050.7	2,322.0
Short-term borrowings and long-term loans and other borrowings falling due within one year	53.4	68.5
Total debt	2,104.1	2,390.5
Cash at bank and in hand	(100.2)	(21.9)
Net debt at end of period	2,003.9	2,368.6

YELL GROUP PLC AND SUBSIDIARIES

NOTES TO THE FINANCIAL INFORMATION (continued)

Net debt (continued)

Reconciliation of movement in net debt

	Total cash less bank overdraft	Debt due within one year excluding bank overdraft	Debt due after one year	Net debt
		(£ in millions)		
At 31 March 2002	100.2	(53.4)	(2,050.7)	(2,003.9)
Cash flow from operations less interest and taxation paid and capital expenditures	102.1	-	-	102.1
Cash inflow from financing of acquisitions	487.5	-	(487.4)	0.1
Cash outflow on acquisitions	(466.6)	-	-	(466.6)
Finance fees paid	(16.1)	-	16.1	-
Reclass of long-term to short-term debt	-	(199.3)	199.3	-
Borrowings repaid	(184.2)	184.2	-	-
Interest and amortised fees	-	-	(76.0)	(76.0)
Currency movements	(1.0)	-	76.7	75.7
At 31 December 2002	21.9	(68.5)	(2,322.0)	(2,368.6)
At 30 September 2002	107.1	(66.1)	(2,393.1)	(2,352.1)
Cash flow from operations less interest and taxation paid and capital expenditures	39.9	-	-	39.9
Cash inflow from financing of acquisitions	78.7	-	(78.7)	-
Cash outflow on acquisitions	(42.9)	-	-	(42.9)
Finance fees paid	(4.3)	-	4.3	-
Reclass of long-term to short-term debt	-	(160.8)	160.8	-
Borrowings repaid	(157.8)	157.8	-	-
Interest and amortised fees	-	-	(28.8)	(28.8)
Currency movements	1.2	-	13.5	14.7
Other non-cash movements	-	0.6	-	0.6
At 31 December 2002	21.9	(68.5)	(2,322.0)	(2,368.6)

Changes in equity shareholders' deficit

	Share capital	Share premium	Other reserves	Profit and loss account	Total
			(£ in millions)		
Balance at 1 April 2002	0.1	0.9	0.1	(50.9)	(49.8)
Issuance of share capital (ordinary shares at par value)	0.1	-	-	-	0.1
Loss for the period	-	-	-	(58.6)	(58.6)
Currency movements (a)	-	-	-	(36.3)	(36.3)
Balance at 31 December 2002	0.2	0.9	0.1	(145.8)	(144.6)
Balance at 1 October 2002	0.2	0.9	0.1	(112.6)	(111.4)
Loss for the period	-	-	-	(28.6)	(28.6)
Currency movements (a)	-	-	-	(4.6)	(4.6)
Balance at 31 December 2002	0.2	0.9	0.1	(145.8)	(144.6)

(a) The cumulative foreign currency translation adjustment was £3.7 million at 31 March 2002 and £40.0 million at 31 December 2002.

United States Generally Accepted Accounting Principles

Our combined and consolidated financial information is prepared in accordance with accounting principles generally accepted in the United Kingdom ("UK GAAP"), which differ in certain significant respects from those applicable in the United States ("US GAAP"). Differences result primarily from the different treatment of purchase price allocations when accounting for acquisitions, "push-down" accounting for payments made to certain members of management by BT, costs associated with selling advertisements, derivative financial instruments, pensions and deferred taxes. Under US GAAP, a portion of the purchase price is allocated, when accounting for acquisitions, to the deferred costs of directories that publish in the months immediately following the acquisition. Under UK GAAP, the deferred costs, which represent the value of selling efforts not yet realised, are valued at the lower of historical cost and net realisable value. The purchase price allocation under US GAAP increases the value of the selling effort to its fair value and, accordingly, profits in the period immediately following an acquisition would be significantly lower under US GAAP than under UK GAAP. Further, under US GAAP, a portion of the purchase price would be allocated to other intangible assets such as acquired customer relationships and brand names, which are amortised over a different life than the goodwill recorded under UK GAAP and establishing associated deferred taxes.

On 1 April 2002, the company adopted Statement of Financial Accounting Standards No 142 ("SFAS 142") "Goodwill and Other Intangible Assets". SFAS 142 eliminates amortisation of goodwill associated with business combinations completed after 30 June 2001. During the transition period from 1 July 2001 through 31 March 2002, the company's goodwill associated with business combinations completed prior to 1 July 2001 continued to be amortised over a period of up to 20 years. Effective 1 April 2002, all goodwill amortisation was discontinued under US GAAP. Upon adoption the Yell Group completed its impairment

YELL GROUP PLC AND SUBSIDIARIES

NOTES TO THE FINANCIAL INFORMATION (continued)

United States Generally Accepted Accounting Principles (continued)

tests of goodwill as of 1 April 2002 and determined that goodwill balances were not impaired. Also upon adoption the company evaluated its depreciable intangible assets and determined that their remaining useful lives were appropriate.

The following information summarises estimated adjustments, gross of their tax effect, which reconcile net income and shareholders' deficit from that reported under UK GAAP to that which would have been recorded had US GAAP been applied.

Net loss

	Nine months ended 31 December 2001 (Aggregated)	Nine months ended 31 December 2002
	(£ in millions)	
Loss for the financial period under UK GAAP	(24.0)	(58.6)
Adjustment for:		
Directories in progress:		
-Deferred costs	(16.0)	(25.0)
-Acquisition accounting	(94.1)	(24.2)
Pensions	(1.7)	(1.9)
Goodwill and other intangibles	(31.4)	(17.8)
Derivative financial instruments	(15.3)	(12.7)
Management incentive plans (a)	(24.1)	-
Deferred taxation	51.0	32.7
Net loss adjusted for US GAAP	(155.6)	(107.5)

(a) Represents certain one-off adjustments that arose as a result of acquisitions.

Effective 1 April 2002, the Group prospectively adopted SFAS 142 for US GAAP reporting purposes which effectively suspends the amortisation of goodwill. The following pro forma presentation restates the prior period's net loss as if SFAS 142 had been applied from 1 April 2001.

Pro forma net loss

	Nine months ended 31 December 2001 (Aggregated)
	(£ in millions)
Reported net loss as adjusted for US GAAP	(155.6)
Goodwill amortisation, net of tax	22.3
Pro forma net loss as adjusted for US GAAP	(133.3)

YELL GROUP PLC AND SUBSIDIARIES

NOTES TO THE FINANCIAL INFORMATION (continued)

United States Generally Accepted Accounting Principles (continued)

	At 31 March 2002 (as reported)	At 31 December 2002
	(£ in millions)	
Equity shareholders' deficit under UK GAAP	(49.8)	(144.6)
Adjustment for:		
Directories in progress	(72.4)	(92.6)
Pensions	7.6	5.7
Goodwill and other intangibles	210.3	229.3
Derivative financial instruments	(11.3)	(23.9)
Deferred taxation	(235.0)	(234.6)
Equity shareholders' deficit as adjusted for US GAAP	(150.6)	(260.7)